Exhibit 99.1

Theratechnologies Announces Closing of US$46 Million Bought-Deal Public Offering,

Including Full Exercise of the Over-Allotment Option

Montreal, QC – January 19, 2021 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, is pleased to announce the closing of its previously-announced bought-deal public offering (the “Offering”) pursuant to which the Company issued 16,727,900 units of the Company (the “Units”) at a price of US$2.75 per Unit (equivalent to approximately C$3.51 per Unit) (the “Offering Price”) for aggregate gross proceeds to the Company of US$46,001,725 (equivalent to approximately C$58,714,929), including the full exercise of the over-allotment option to purchase an additional 2,181,900 Units at the Offering Price.

Each Unit is comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$3.18 (equivalent to approximately C$4.06) at any time until January 19, 2024.

The net proceeds from the Offering will be used primarily to fund research and development activities, commercialisation initiatives, general and administrative expenses, working capital needs and other general corporate purposes.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the use of net proceeds from the Offering.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the proceeds from the Offering will be allocated for the activities set forth herein and we will have enough funds to carry out our business plan.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, a resurgence in the Covid-19 pandemic adversely affecting our activities and those of our suppliers and third-party service providers and the discovery of unwanted adverse side effects from the long-term use of our products leading to a withdrawal or recall of our products.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 24, 2020 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2020 under Theratechnologies’ public filings for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For Media Inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

communications@theratech.com

514-336-7800

For Investor Inquiries:

Leah Gibson

Senior Director, Investor Relations

lgibson@theratech.com

617-356-1009